Exhibit (m)
GMO SERIES TRUST
Distribution and Service (Rule 12b-1) Plan
     This Plan (the “Plan”), effective December 21, 2011, is the Distribution and Service (Rule 12b-1) Plan with respect to the shares of the series (each, a “Fund” and collectively, the “Funds”) of GMO Series Trust, a Massachusetts business trust (the “Trust”), adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”).
Section 1. Payments —
Class R4 Shares — A Fund shall pay, with respect to its Class R4 shares, a distribution and service fee at the annual rate of 0.25% (or such lesser amount as the Trustees may, from time to time, determine) of the average daily net assets of the Fund’s Class R4 shares to the Funds’ distributor (the “Distributor”) or other financial intermediaries. The Distribution and Service Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine. In addition, all or a portion of the fees payable hereunder may be used to compensate financial intermediaries and other third parties for sub-transfer agency, recordkeeping, and other administrative services to investors who invested in the Funds through an omnibus account.
Class R5 Shares — A Fund shall pay, with respect to its Class R5 shares, a distribution and service fee at the annual rate of 0.10% (or such lesser amount as the Trustees may, from time to time, determine) of the average daily net assets of the Fund’s Class R5 shares to the Distributor or other financial intermediaries. The Distribution and Service Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine. In addition, all or a portion of the fees payable hereunder may be used to compensate financial intermediaries and other third parties for sub-transfer agency, recordkeeping, and other administrative services to investors who invested in the Funds through an omnibus account.
Section 2. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940 (the “Act”) or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust cast in person at a meeting called for the purpose of voting on this Plan or such agreement.
Section 3. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 2. It is acknowledged that the Distributor may expend or impute interest expense in respect of its activities or expenses under this Plan and the Trustees and the Independent Trustees may give such weight to such interest expense as they determine in their discretion.

Section 4. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.
Section 5. This Plan may be terminated at any time with respect to the shares of any class of any Fund by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the relevant class of that Fund.
Section 6. All agreements with any person relating to implementation of this Plan with respect to any Fund shall be in writing, and any agreement related to this Plan with respect to any Fund shall provide:
A.	That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of majority of the outstanding voting securities of the relevant share class of such Fund, on not more than 60 days’ written notice to any other party to the agreement; and

B.	That such agreement shall terminate automatically in the event of its assignment.
Section 7. This Plan may not be amended to increase materially the amount of distribution and service fees permitted pursuant to Section 1 hereof without approval in the manner provided in Section 2 hereof, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 2 hereof.
Section 8. As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment”, “interested person” and “majority of the outstanding voting securities” shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

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